Exhibit 99.1

JP Morgan Healthcare Conference January 2020 – San Francisco

Forward-Looking Statements THIS PRESENTATION HAS BEEN PREPARED BY ARGENX SE (“ARGENX” OR THE “COMPANY”) FOR INFORMATIONAL PURPOSES ONLY AND NOT FOR ANY OTHER PURPOSE. NOTHING CONTAINED IN THIS PRESENTATION IS, OR SHOULD BE CONSTRUED AS, A RECOMMENDATION, PROMISE OR REPRESENTATION BY THE PRESENTER OR THE COMPANY OR ANY DIRECTOR, EMPLOYEE, AGENT, OR ADVISER OF THE COMPANY. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION YOU MAY DESIRE. THIS PRESENTATION ALSO CONTAINS ESTIMATES AND OTHER STATISTICAL DATA MADE BY INDEPENDENT PARTIES AND BY US RELATING TO MARKET SIZE AND GROWTH AND OTHER DATA ABOUT OUR INDUSTRY. THIS DATA INVOLVES A NUMBER OF ASSUMPTIONS AND LIMITATIONS, AND YOU ARE CAUTIONED NOT TO GIVE UNDUE WEIGHT TO SUCH ESTIMATES. Safe Harbor: Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. Examples of such forward-looking statements include those regarding our investigational product candidates and preclinical studies and clinical trials, and the status, plans, timing of expected data readouts and related presentations and related results thereof, including the design of our trials and the availability of data from them, the timing and achievement of our product candidate development activities, our ability to obtain regulatory approval of our product candidates, the expected size of the markets for our prouct candidates, future results of operations and financial positions, including potential milestones, business strategy, plans and our objectives for future operations. When used in this presentation, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Such statements, based as they are on the current analysis and expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond the Company’s control. Such risks include, but are not limited to: the impact of general economic conditions, general conditions in the biopharmaceutical industries, changes in the global and regional regulatory environments in the jurisdictions in which the Company does or plans to do business, market volatility, fluctuations in costs and changes to the competitive environment. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. In the case of forward-looking statements regarding investigational product candidates and continuing further development efforts, specific risks which could cause actual results to differ materially from the Company’s current analysis and expectations include: failure to demonstrate the safety, tolerability and efficacy of our product candidates; final and quality controlled verification of data and the related analyses; the expense and uncertainty of obtaining regulatory approval, including from the U.S. Food and Drug Administration and European Medicines Agency; the possibility of having to conduct additional clinical trials; our ability to obtain and maintain intellectual property protection for our product candidates; and our reliance on third parties such as our licensors and collaboration partners regarding our suite of technologies and product candidates. Further, even if regulatory approval is obtained, biopharmaceutical products are generally subject to stringent on-going governmental regulation, challenges in gaining market acceptance and competition. These statements are also subject to a number of material risks and uncertainties that are described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. The reader should not place undue reliance on any forward-looking statements included in this presentation. These statements speak only as of the date made and the Company is under no obligation and disavows any obligation to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation.

argenx Today: Late-Stage Biotech Building Towards Commercial Success 3 Late-Stage Pipeline PV Immunology Breakthroughs CIDP Two new pipeline assets from IAP argenx 2021: Reaching Patients Therapeutic franchises FcRn leadership ITP MG Cusatuzumab strategic alliance New Data Global expansion ADAPT fully enrolled; data expected mid-2020 3/3 beachhead indications MyRealWorld MG study argenx 2021: Growing Franchises With Multiple Late-Stage Programs 4 ARGX-117 Phase 1 MG Neuro-muscular CIDP SC Hem/Onc CULMINATE Ven-Cusa-Aza ITP AML 5 LAUNCHES IN 5 YEARS Advancing to Phase 3 on positive Phase 2 data Severe autoimmune conditions Kidney Skin PV Kidney GOAL OF

2020 View Of Pipeline: Poised To Have Five Phase 3 Trials Underway 5 Neuro-muscular Hem-Onc Skin PRECLINICAL PHASE 1 PHASE 2 PHASE 3 ARGX-119 ARGX-118 IAP ARGX-117 Cusatuzumab+ AZA+Ven AML Cusatuzumab High Risk MDS Cusatuzumab Platform AML Efgartigimod 5th indication Cusatuzumab +AZA Newly diagnosed AML (unfit) Efgartigimod SC CIDP Efgartigimod IV ITP (conf.) Efgartigimod IV + SC ITP Efgartigimod IV ITP Efgartigimod IV MG Efgartigimod SC MG (Bridging) Efgartigimod PV

Building Deep Antibody Pipeline Of Differentiated Candidates 6 PROGRAM FIRST-IN-CLASS TARGET INDICATION PRECLINICAL PHASE 1 PHASE 2 PHASE 3 BLA MARKETED Efgartigimod IV FcRn MG Efgartigimod SC Bridging FcRn MG Efgartigimod IV FcRn ITP Efgartigimod IV + SC FcRn ITP Efgartigimod IV FcRn ITP Efgartigimod IV FcRn PV Efgartigimod SC FcRn CIDP Efgartigimod FcRn 5th Indication Cusatuzumab + AZA CD70 Newly diag. AML (unfit) CULMINATE Cusatuzumab + AZA + VEN CD70 Newly diag. AML (unfit) Cusatuzumab Platform CD70 New AML settings and subpopulations Cusatuzumab CD70 Higher-risk MDS ARGX-117 C2 Autoimmune including MMN ARGX-118 Galectin 10 Airway Inflammation ARGX-119 TBD TBD Initiate 2H20 Initiate 2H20 Initiate 1H20 Initiate 1H20 Initiate 1Q20 Initiated 4Q19 Initiated 4Q19 Go/No Go Announce in 2020 Initiate 1H20 Data Mid-2020 FDA Meeting 2020 Data 2020 Announce 2020

Therapeutic Franchises Sit In High-Value Rapid-Growth Markets 7 Neuromuscular >$5B (CAGR ~10%+) Hem/Onc ~$7B (CAGR ~10%) Skin ~370,000 patients > 600,000 patients BP PV Other AMR IgAN MN Other DM BP: Bullous pemphigoid DM: Dermatomyositis IgAN: IgA nephropathy AMR: Antibody-mediated rejection MN: Membranous nephropathy argenx estimates based on proprietary market research Kidney MG CIDP MMN ITP AML MDS

The Right Team In Place To Launch Efgartigimod 8 Commercial leaders hired across all key functions Field-based medical research liaisons in place Stepwise salesforce ramp-up COO leading commercial organization Significant product launch experience Preparing for Global Launch

Building Differentiation Every Step Of The Way MyReal World™MG Molecule Design: Innovative Access Program Clinical Development: Thoughtful ADAPT Design Commercial Approach: Real-world Evidence Study 9

Efgartigimod: Unique Molecule Design Leads To Differentiated Profile in Phase 2 efgartigimod Antibody FcRn Efficacy 3/3 beachhead indications Safety No class effect Convenience Potential optionality for patients 10

Beachhead Strategy Based On Unifying Biologic Rationale 11 Myasthenia Gravis Immune Thrombocytopenia Pemphigus Vulgaris Block acetylcholine receptors Cross-link + internalize acetylcholine receptors Recruit complement Enhance platelet clearance Kill platelets Inhibit platelet production Reduce platelet function Acantholysis Steric hindrance Deplete desmoglein Chronic Inflammatory Demyelinating Polyneuropathy Block nerve conduction Recruit macrophages Activate complement Macrophage Complement Basement membrane Skin and mucous membrane Myelinated Nerve Auto-antibodies Neuromuscular Hem/Onc Skin Potential Therapeutic Utility in Diseases Mediated by Pathogenic IgGs

Phase 2 Proof-Of-Concept Supports Advancement To Phase 3 IgG Reduction Correlates With Clinical Improvements 12 10 mg/kg efgartigimod Mean platelet count (x109/L) ITP MG 10 mg/kg efgartigimod American Journal of Hematology Reduction of total and pathogenic IgGs led to clinically meaningful improvements in disease scores (MG-ADL, QMG, QoL and Composite for MG; platelet count and bleeding events for ITP) Favorable tolerability profile with adverse events balanced between active and placebo arms

Phase 2 Proof-of-Concept In PV Supports Advancement To Registrational Trial 13 * Eligible for efficacy analysis Data cut off 7 Nov 2019; 8 patients on study at time of interim analysis Data show efgartigimod treatment phases with at least biweekly dosing ; excludes IgG4 for one patient (outlier) Weekly or biweekly maintenance dosing at variable frequency Pemphigus Vulgaris subtype Mucosal-dominant (N = 8) Mucocutaneous (N = 10) Cutaneous (N = 1) Pemphigus Foliaceus (N = 4) Baseline Characteristics Severity Mild: PDAI < 15 (N = 9) Moderate: PDAI 15-44 (N = 14) Disease history Newly diagnosed (N = 9) Relapsing (N = 14) 23* IgG Reduction Correlated to PDAI Score Improvement in Responders

Efgartigimod In Pemphigus Vulgaris: Adaptive Phase 2 Trial 14 Monotherapy versus combination therapy with corticosteroids Treatment regimen: Dose (10mg/kg vs. 25 mg/kg) and frequency Corticosteroids: Standardization of dose and ability to taper

Efgartigimod Synergizes With Low-Dose Steroids In Pemphigus in Phase 2 15 Fast onset of action 78% disease control (18/23 patients) – majority after 1-2 infusions Median time to DC: 14 to 15 days (mono/combo therapy) Deep responses 70% clinical remission (5/7 patients) on optimized dosing regimen* Time to CR: 2-10 weeks Mean maximum PDAI improvement in responders >60% to >85% (mono/combo therapy) Strong steroid sparing potential demonstrated Favorable tolerability Determined by independent monitoring committee Potential synergy Efgartigimod clears a-Dsg antibodies/Steroids stimulate Dsg synthesis * At least biweekly efgartigimod + corticosteroids @ 0.25-0.5mg/kg

ADAPT Trial: Built For Patients Based On Strengths Of Efgartigimod 16 Fast onset of action Responded within first four weeks Clinical response in 83% of patients Durable response in 75% of patients Sustained for at least 6 weeks Promising tolerability and built on observed attributes of efgartigimod We listened to stakeholders Patients Payors Physicians Phase 2 MG data: Request to be tailored, convenient, cost-effective

17 Current Standard of Care Goal of Efgartigimod Dosing Chronic dosing TAPER Patient-tailored dosing Fast-acting steroids and slow-acting immunosuppressants Balancing symptom suppression and side effects Tailored regimen matches variability of MG Time between cycles is individualized Period of sustained therapeutic benefit between cycles can offer flexibility Efgartigimod Has Potential To Offer Tailored Treatment Approach In MG Typical MG Symptoms Toward minimal symptom expression

Innovative ADAPT Design: Clinical Trial Designed To Meet Clinical Practice 18 gMG patients (MG-ADL>5) Stratified for AChR+ or AChR- and background therapy (n=167 total) Primary endpoint (AChR+): % responders after first treatment cycle Responder: >2 ADL points for at least 4 consecutive weeks any time within initial treatment cycle 10mg/kg IV efgartigimod or placebo 10mg/kg IV efgartigimod Individualized treatment cycles Time between cycles determined by duration of sustained treatment benefit Patient population consistent with Phase 2 Primary endpoint readout at week 8 Duration of benefit measured over 26 weeks Open-label Extension Retreat as needed to simulate clinical practice 52 weeks 8 weeks 26 weeks Treatment Cycle .. .. .. ..

Efgartigimod Has Potential To Disrupt Current MG Treatment Paradigm 19 Steroids most common add-on ISTs used for steroid sparing Later agents used for severe/refractory/crisis ACIs (mestinon) at diagnosis Vision: Efgartigimod positioned to be used early and more broadly within existing paradigm Steroids ISTs IVIg Soliris Ritux efgartigimod Taper Delay or Eliminate ACIs Current MG Treatment Paradigm

MyRealWorld™ MG: Understanding Potential Value Proposition Of Efgartigimod 20 Global prospective – longitudinal - observational Voice of >2000 patients - digitally Patient perspective on diagnosis, treatment, symptom, economic and humanistic burden First of its kind in MG

ITP Phase 3 ADVANCE: Evaluating IV + SC Maintenance Dosing Primary objective Maintenance of response of SC compared to placebo after initial response with IV Durable response: sustained platelet count (>50×109/L) 21 Up to 12 weekly doses 10mg/kg IV > 20 weeks SC Dosing cadence to depend on response 24 weeks 10mg/kg IV (potential to adjust frequency upon response) Patients with primary ITP with platelet counts <30x109/L Trial Cumulative duration of platelet count response (>50×109/L) n=156 * * randomization 24 weeks 10mg/kg IV (potential to adjust frequency upon response) n>50 * * n>117 21

CIDP Phase 2 ADHERE: Potential For Development Acceleration 22 Template Run-in period Stage A Stage B (stage A responders only) Up to 12 weeks, until clinical improvement (ECI) <13weeks Treatment period Efficacy analysis based on relapse (adjusted INCAT) Study endpoint with 88 relapse events in stage B N=sample size estimation ~120-130 Followed by Open Label Extension study Efgartigimod weekly SC Placebo weekly SC Worsening of disease within 12 weeks after drug withdrawal (INCAT, I-RODS, grip strength) Newly diagnosed/treatment naïve skip run-in period Open-label Placebo-controlled Screening Confirmation of diagnosis by independent committee <4weeks Efgartigimod weekly SC Identify patients with active CIDP Confirm IgG autoantibody involvement Document efficacy & safety efgartigimod vs placebo Up to 48 weeks Go/No Go N=30

Cusatuzumab Strategic Alliance With Janssen 23 Leukemia cell Leukemia cell CD27 CD sCD Leukemia cell Leukemia cell CD27 CD70 Cusatuzumab sCD27 NK effector cell Blocking CD70-CD27 signalling Blocking release of soluble CD27 Killing cells Joint development plan focused on AML, MDS and other heme malignancies Upfront $300M + $200M equity @ 20% premium, up to $1.3B in milestones, double digit royalties OUS 50% of US economics on a royalty basis, up to 50% commercial efforts First two trials underway on time and as planned Additional trials to start in 2020 in AML settings and subpopulations, and MDS Achieved first milestone payment under collaboration for enrollment progress in CULMINATE

ARGX-117: Sweeping Antibody Targeting C2 24 Sweeping Antibody Classical Lectin MMN GBS CIDP Lupus Nephritis CAD IgAN AMR Ischemia reperfusion MGUS anti-MAG MN C4GN HSCT Option exercised for C2 C5 C5-C9 (MAC) C1 qrs C4 C2 C3a C3b C5a C3 convertase C5 convertase C3 Mannose sugar MBL MASPs IgG IgM Unique Intervention in Complement Cascade Showcase of Antibody Engineering Capabilities Pipeline-in-a-Product Potential

Innovative Access Program: Our Strategy To Grow Our Pipeline 25 Academic Institutions & Biotechs argenx Accessing First-in-Class Targets by Collaborating with Leading Research Biologists Disease Biology Expertise Texas A&M, Bern, Utrecht, Louvain, Penn, Columbia, Torino, de Duve, VIB Antibody Expertise SIMPLE Antibody™, NHance®, ABDEG™, POTELLIGENT® Co-creating immunology solutions: building beyond each individual contribution ARGX-116 ARGX-114 8 assets from Innovative Access Program have delivered value to argenx ARGX-112 Up to €120M and royalties ARGX-115 Up to $625M and royalties ARGX-114 Profit share ARGX-116 Profit share ARGX-118 Novel airway inflammation target Cusatuzumab 50% U.S. Efgartigimod Pipeline-in- a-product ARGX-117 Pipeline-in-a-product potential

Our Key Priorities In 2020 26 1 PREPARE FOR LAUNCH 2 EXECUTE PIPELINE: 5 Registrational and 7 PHASE 1-2 TRIALS 3 EXPAND THROUGH INNOVATIVE ACCESS PROGRAM

JP Morgan Healthcare Conference January 2020 – San Francisco